Standard

Standard New York, Inc.

A wholly owned subsidiary of Standard Bank Group Limited

Audited Statement of Financial Condition

December 31, 2021

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69552

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Standard New York, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carrie Madara (Name) 212-407-5026 (Area Code – Telephone Number) carrie.madara@icbcstandard.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rayfield & Licata, PC
(Name – if individual, state last, first, and middle name)

25B Vreeland Road, Suite 200 (Address) Florham Park (City) NJ (State) 07932 (Zip Code)

01/11/2005 (Date of Registration with PCAOB)(if applicable) 1442 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Shang, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Standard New York, Inc., as of December 31, 2021, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

ROBERTA G. ROSENBLATT
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6128557
Qualified in New York County
Commission Expires 06/13/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.,
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Standard New York, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Standard New York, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Standard New York, Inc.'s management. Our responsibility is to express an opinion on Standard New York, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Standard New York, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Standard New York, Inc.'s auditor since 2014.

Rayfield & Licata

February 23, 2022
Florham Park, New Jersey

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

Standard

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS		
Cash	$ 8,075,502	
Due from affiliate	959,434	
Income taxes receivable	209,273	
Improvements, equipment and furniture	133,591	
Right-of-use operating lease asset	733,166	
Deferred income taxes	191,639	
Other assets	23,461	
Total assets		**$ 10,326,066**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILTIES		
Accrued compensation and benefits	$ 3,140,314	
Due to affiliate	341,187	
Accrued expenses and other liabilities	284,544	
Operating lease liability	759,711	
Total liabilities		**$ 4,525,756**
STOCKHOLDER'S EQUITY		
Common Stock (at stated value) 3,000 shares authorized 100 shares outstanding	100	
Paid in capital	4,999,900	
Retained earnings	800,310	
Total stockholder's equity		**5,800,310**
Total liabilities and stockholder's equity		**$ 10,326,066**

See Notes to financial statement

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2021

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware Corporation, is a wholly owned subsidiary of Standard Bank Group Limited, and an affiliate of The Standard Bank of South Africa ("SBSA") which is the main operating subsidiary of its Parent.

The Company commenced permitted broker-dealer securities activities when it became a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 16, 2015.

The Company was established and is authorized per its FINRA membership agreement to serve as a chaperoning broker-dealer to its non-U.S. Standard Bank Group affiliates, primarily SBSA, in accordance with specified exemptive provisions of Rule 15a-6 under the Exchange Act. In that regard, the Company provides chaperoning services to its foreign associated personnel when visiting major U.S. institutional investors, chaperones research reports relating to foreign securities that have been prepared by non-U.S. affiliates and distributed to major U.S. institutional investors, and chaperones foreign equity securities transactions for its non-U.S. affiliates. The Company also supports SBSA and its non-U.S. affiliates by managing the relationships of U.S. corporate clients with respect to their investment banking, transactional products and services (TPS), and global markets needs in Africa.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Exchange Act under Section (k)(2)(i).

B. Improvements, Equipment and Furniture and Depreciation

Improvements, equipment and furniture are carried at cost less accumulated depreciation. Improvements are amortized over the shorter of their useful lives or the remaining term of the respective lease (three years). Depreciation of equipment and furniture is provided on a straight-line basis over their estimated useful lives (three to seven years).

C. Securities Transactions

For the year ended December 31, 2021, all of the Company's securities activities consisted of serving in an agency capacity and chaperoning permitted securities transactions services for non-U.S. Standard Bank Group affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934. The Company is required to maintain books and records that identify open trades and failed transactions when it chaperones foreign equity securities transactions for its non-U.S. affiliates.

Additionally, the Company must take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law.

As of December 31, 2021, the Company had no failed transactions that required either a net capital charge in its computation of net capital or recognition in its financial statements.

D. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value-based method. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income.

E. Leases

The Company accounts for operating leases pursuant to the guidance of ASU 2016-02, Leases (Topic 842). As such, it recognizes a right-of-use operating lease asset and a corresponding operating lease liability for all leases with a lease term of greater than one year. The operating lease liability is initially recorded based on the present value of the future lease payments, discounted using the lease's implicit rate if it is determinable; otherwise, the Company uses its incremental borrowing rate for borrowings of similar amounts and terms based upon information available at the commencement date for each lease. The right-of-use operating lease asset is initially calculated at the amount of the initial measurement of the operating lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use operating lease asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.

F. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in

subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2021, the Company did not record any liabilities for uncertain tax positions.

G. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2: IMPROVEMENTS, EQUIPMENT AND FURNITURE

Improvements, equipment and furniture consist of:

Improvements	$ 72,025
Equipment	102,720
Furniture	20,406
	195,151
Accumulated depreciation	(61,560)
Total	**$ 133,591**

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has an agreement with SBSA which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues related to the performance of services for non-U.S. Standard Bank Group affiliates.

The Standard Bank Group has a cash-settled share-based compensation plan called the Standard Bank Cash Settled Deferred Bonus Scheme. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest, exercise and settle automatically during three scheduled dates beginning eighteen months and ending forty-two months after the award date.

The statement of financial condition includes an accrued compensation liability of approximately $940,000 related to the plan. The Company paid approximately $995,000 to settle stock units during 2021.

The following table summarizes activity under this share-based compensation plan

Outstanding at January 1, 2021	**11,172**
Awarded/transferred-in	6,453
Exercised	(5,494)
Outstanding at December 31, 2021	**12,131**

The following table summarizes details related to unexercised awards

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2021
March 2019	September 2022	$ 182.43	6,149
March 2020	September 2023	$ 152.64	4,178
March 2021	September 2024	$ 142.00	1,804
			12,131

As of December 31, 2021, approximately $758,000 of compensation costs related to the unvested stock units have not been recognized. Such costs will be recorded over the remaining vesting period as follows:

Year ending December 31, 2022	$ 507,000
Year ending December 31, 2023	203,000
Year ending December 31, 2024	48,000
	$ 758,000

Due from affiliate of $959,434 as of December 31, 2021 consists entirely of balance due from SBSA primarily related to the settlement of revenue sharing and fee arrangements for the year ended December 31, 2021. The balance due from this affiliate was $406,095 as of December 31, 2020 related to these arrangements during the year ended December 31, 2020.

Due to affiliate of $341,187 as of December 31, 2021 consists of balance due to a non-U.S. affiliate primarily related to a re-charge of compensation costs applicable to the above discussed cash-settled share-based compensation plan. Such costs were paid by the non-U.S. affiliate during the year to settle units pertaining to certain of the Company's employees.

The Company has an expense sharing agreement, including related service level agreements and a sublease agreement, with ICBC Standard Resources (America) Inc., an affiliated entity, which establishes the basis by which this affiliate charges the Company for use of its facilities and other goods and services.

NOTE 4: EMPLOYEE SAVINGS PLAN

The Company provides an employee savings plan under section 401(k) of the Internal Revenue Code which covers all employees. The Company made employer matching and discretionary contributions of approximately $263,000 to the plan in 2021.

NOTE 5: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income taxes asset are as follows:

Depreciation	$ (30,728)
Right-of-use operating lease asset	(168,628)
Accrued compensation	216,261
Operating lease liability	174,734
Total deferred income taxes asset	**$ 191,639**

The Company is subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2018 through 2021.

NOTE 6: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 7: OPERATING LEASE

The Company subleases office premises from ICBC Standard Resources (America) Inc., an affiliated entity, expiring on November 15, 2024. The sublease agreement does not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2021, the statement of financial condition includes a right-of-use operating lease asset of $733,166 and a related operating lease liability of $759,711 related to this matter. The Company utilized its

incremental borrowing rate of 4.0% based on information available at the commencement date in determining the present value of its future lease payments. In addition, the remaining term of the Company's operating sublease as of December 31, 2021 is approximately three years.

Other information about the Company's leasing arrangement is as follows:

Cash paid during the year for amounts included in measuring the operating lease liability
Operating cash flows: $276,395

The maturities of the operating lease liability are as follows:

Year ending December 31,		
2022	$	276,000
2023		276,000
2024		254,000
Total lease payments		806,000
Less: interest		(46,289)
Present value of lease liability	**$**	**759,711**

NOTE 8: CONTINGENCIES

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight by those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of non-compliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

COVID-19

The COVID-19 pandemic has resulted in an unprecedented global crisis impacting economies around the world. The Company has instituted various measures to monitor and mitigate the impact this crisis may have on its business activities, including those targeted at the safety and well-being of our staff.

At this stage, the impact on our business and results of operations has not been significant. However, the extent of the impact of this crisis on the Company's future operations and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our key business relationships (i.e., group affiliates, suppliers and vendors) and employees all of which are uncertain and cannot be predicted. At this point, the extent to which this pandemic may impact the Company's financial condition and future results from operations cannot be reasonably estimated.

NOTE 9: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $4,282,912, which was $4,030,073 in excess of its required minimum net capital of $252,839. The Company's ratio of aggregate indebtedness to net capital was .89 to 1 at December 31, 2021.

NOTE 10: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 23, 2022, the date the financial statement was available to be issued.